Mail Stop 0407
      							March 8, 2005

Via U.S. Mail and Fax (214-853-5250)
Mr. Patrick A. Custer
Chief Executive Officer
VPGI Corp
P.O. Box 802808
Dallas, TX  75380

	RE:	VPGI Corp
      Form 10-K for the fiscal year ended June 30, 2004
		Filed October 13, 2004
		File No. 0-13225

Dear Mr. Custer:

      We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Annual Report on Form 10-K for the period ended June 30, 2004

Item 9 - Changes in and disagreements with accountants on accounting and financial disclosure

1. Revise to include the disclosures required by Item 304 of Regulation S-K in accordance with Item 9 of this form.

Item 9A - Controls and procedures

2. Revise to furnish the information required by Item 308 of Regulation S-K.

Footnote B -  Going Concern Matters

3. We note that your financial statements have been presented on the basis that the Company is a going concern. In addition, we note the
Company`s merger agreement executed November 16, 2004. Tell us how you considered the guidance in Section 607.02 of the Financial Reporting Codification (FRR 607.02) with respect to the Company`s future plans to overcome financial difficulties. Your disclosures should discuss a viable plan that has the reasonable capability of removing the threat to the continuation of the business during the twelve month period following the most recent balance sheet presented. This disclosure should be an integral part of both management`s discussion and analysis of liquidity and the notes to the financial statements, and updated on a quarterly basis as necessary. Expand this discussion to specifically include the manner in which you intend to generate future revenues.


*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR. You may contact Dave Walz, Staff Accountant, at (202) 824-
5686 or Ivette Leon, Senior Staff Accountant, at (202) 942-1982 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 942-1990 with any other questions.

							Sincerely,



							Larry Spirgel
							Assistant Director


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Mr. Patrick A. Custer
VPGI Corp
March 8, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE